Equitable Resources

2001 annual report

reenergize

renovating & **re**inventing our industry



profile

Equitable Resources (NYSE:EQT) is an entrepreneurial, century-old energy company. Our core businesses are Appalachian area natural gas production, natural gas transmission and distribution, and complementary energy-management and energy infrastructure services. Equitable Resources offers natural gas products and energy services to wholesale and retail customers through three business segments: Equitable Utilities, Equitable Production and NORESCO

Equitable Utilities is comprised of three integrated businesses: a state-regulated natural gas distribution operation, a federally-regulated interstate storage and transmission business, and a nonregulated marketing business for natural gas and associated products. The segment provides natural gas services to 273,000 customers – of which approximately 255,000 are residential and 18,000 are commercial and industrial – located in southwestern Pennsylvania, West Virginia and Kentucky.

Equitable Production is the largest natural gas supplier in the Appalachian basin, with reserves in excess of 2.0 trillion cubic feet, including undeveloped reserves of 583 billion cubic feet. Equitable Production includes approximately 12,000 gross productive wells and 6,600 miles of gathering systems. The segment engages in producing, gathering and selling natural gas in the Appalachian basin, in addition to processing and selling natural gas liquids.

NORESCO provides integrated energy infrastructure and efficiency solutions – including design, financing, construction and operations – for customers across the United States, and operates power plants in selected countries. The unit has built on-site energy facilities that generate more than 300 megawatts of power, and has helped customers achieve energy savings of 31 billion kilowatt-hours of electricity and 71 trillion Btus of fuel – enough to provide more than one million homes with electricity for the next five years.

Westport is a passive investment of Equitable, which owns approximately 13.9 million shares. Westport Resources Corporation (NYSE:WRC) is an exploration and production company focused in the Gulf of Mexico and Rocky Mountains

Portions of this annual report contain forward-looking statements related to such matters as earnings sensitivity to gas prices, anticipated return on capital, anticipated earnings per share growth, anticipated "blocks" of earnings growth opportunities, anticipated performance-based rates benefits, anticipated production drilling investment benefits, anticipated savings of service technician time and other efficiencies generated by applying technology, anticipated company responses to movements in natural gas prices as a seller (through hedges or monetizations) or as a buyer (through asset purchases and capital spending), financial performance, and operational matters. The company notes that a variety of factors could cause the company's actual results to differ materially from the anticipated results or other expectations expressed in the company's forward-looking statements. The risks and uncertainties that may affect the company's forward-looking statements and its operations, performance, growth and results include, but are not limited to, the following: weather conditions, commodity prices for natural gas and crude oil and associated hedging activities, availability of financing, changes in interest rates, unanticipated curtailments or disruptions in production, timing and availability of regulatory and governmental approvals, the timing and extent of the company's success in acquiring natural gas and crude oil properties and utility companies, the ability of the company to discover, develop, produce, gather and market reserves, the ability of the company to acquire and apply technology to its operations and improve processes, the ability of the company to develop energy infrastructure projects, the impact of competitive factors on profit margins in various markets in which the company competes, changes in business strategy, and the financial results achieved by Westport Resources.

earnings per share*(diluted)

dollars

Compound Annual Growth Rate = 187%



2.40
1.80
1.20
.60
0
.09
.88
1.46
2.12
98
99
00
01

return on total capital*

percentage



12
9
6
3
0
3.2
6.9
8.7
11.4
98
99
00
01

ROTC is calculated by multiplying EBIT by (1 minus tax expense/pretax income), and dividing by the five-quarter average of the sum of long-term debt, short-term debt, pre-paid gas forward sales, preferred securities and stockholders' equity less any cash or short-term marketable securities held as cash equivalents.

return on equity*

percentage



20
15
10
5
0
0.9
8.9
14.5
18.2
98
99
00
01

ROE is calculated by dividing adjusted net income by average shareholders' equity.

net income*

dollars in millions

Compound Annual Growth Rate = 171%



160
120
80
40
0
7
60
97
140
98
99
00
01

* *These charts exclude restructuring charges of $81.8 million in 1998; special items of $12.1 million in 2000; and Gulf operations and Westport equity earnings in 1999, 2000 and 2001.*

financial highlights

total shareholder return



$165
$100
$110
$94
1999
2000
2001

☐ Equitable Resources
☐ Dow Jones Industrial Average
☐ S&P 500

(Millions, except per share amounts)

Years ended December 31,	2001	2000	1999	1998
Operational Results				
Operating Revenues	$ 1,764.5	$ 1,652.2	$ 1,042.0	$ 851.8
Earnings before Interest and Taxes (EBIT)	$ 280.6	$ 239.0	$ 145.6	$ (9.1)
Net Income (loss)	$ 151.8	$ 106.2	$ 69.1	$ (44.1)
Cash Flows from Operations	$ 129.9	$ 361.2	$ 154.3	$ 90.2
Capital Expenditures	$ 132.7	$ 801.0	$ 142.1	$ 158.7
Common Stock Data				
Weighted Average Common Shares – Diluted	66.1	66.3	68.7	73.7
Earning Per Share – Diluted	$ 2.30	$ 1.60	$ 1.01	$ (0.37)
Dividends Paid Per Share	$ 0.63	$ 0.59	$ 0.59	$ 0.59
Stock price range	$40.50-26.00	$33.38-16.13	$19.50-11.63	$17.63-10.28
Stock price – year end	$ 34.07	$ 33.38	$ 16.69	$ 14.57
Balance Sheet Data				
Total Assets	$ 2,518.7	$ 2,424.9	$ 1,789.6	$ 1,860.9
Total Debt	$ 563.4	$ 600.6	$ 505.8	$ 471.2
Preferred Trust Securities	$ 125.0	$ 125.0	$ 125.0	$ 125.0
Credit Ratings				
Moody's	A2	A2	A2	A2
Standard & Poor's	A	A	A	A

to our shareholders

During 2001, Equitable Resources achieved record earnings and record earnings per share. Return on total capital, return on equity and total shareholder return are at industry-leading levels.

The team at Equitable is stronger and deeper than ever. Our people are keenly focused on the strategy to **renovate and reinvent** our businesses. We are very proud of our record of meeting or exceeding promises we have made. Equitable people succeed frequently at what they set out to do. If they fail, they are not afraid to try a new approach. The company is focused, disciplined and driven by a desire to post superior returns and superior growth for shareholders.

In stark contrast to improved internal stability at Equitable, the external business environment is tumultuous. One year ago, natural gas prices were staggeringly high due to a perceived energy crisis. Energy merchants were touted for the promise of extraordinary profit growth. Utilities were trying to metamorphose into merchants and many exploration and production companies were generating net income. Today, energy prices are closer to normal levels and the landscape has changed dramatically. Energy merchants are out of favor and exploration and production companies are struggling to post net income. The cycle of 2001 was unique both in the amplitude of price change (both up and down) and in the brevity of the period. **Exaggerated cyclicity of price is a predictable outcome of deregulation.** Conservative supply/demand planning, the purview of the old-line utility executives, has been supplanted by an open market in which supply imbalances and attendant "price signals" are the stimulants for new investment. The U.S. energy business, from end to end, is no longer "stable and boring." It is "boom and bust" – for commodity price, for equity valuation, for operating and financing costs and so on.

Equitable embraces this cyclicity as an opportunity and accepts operating and some financial risks in our core businesses because we are capable of managing these risks. We shed businesses or risks we are incapable of managing. As an example, natural gas price variation is a key financial risk in the energy business. Some companies feel they possess sufficient insight into the fine details of these markets to make money in continual arbitrage of price volatility. Equitable has resisted the temptation to do that. On the other hand, undue exposure to commodity and other energy-related risks is a detriment to achieving an optimal capital structure. Therefore, we do not sit on the sidelines either. In broad terms, **we would view ourselves as periodic market participants.** We have made relatively large deals relatively infrequently, consistent with our view of the cycles. When prices drift above $3.00-$3.50/MMBtu, the market has responded either with an increase in supply or a decrease in demand, the latter

> "The company is **focused, disciplined** and **driven** by a desire to post superior returns and superior growth for shareholders."

response being particularly dramatic in 2001. New drilling is the most frequent short-term supply response. With sustained prices at this level, the Alaska gas pipeline, new supplies from Canada and LNG are all profitable. Therefore, Equitable generally is a seller (through hedges or monetizations) when prices move above this range and we generally are a buyer (asset purchases and capital spending) when prices fall below it. As prices move further away from this range, we will tend to act more aggressively.



Murry S. Gerber
Chairman, President and
Chief Executive Officer

"The team at Equitable is stronger and deeper than ever. Our people are keenly focused on the strategy to renovate and reinvent our businesses."

Consistent with this philosophy, in 2000-2001, we hedged substantial volumes of natural gas through 2008. In 2002, our sensitivity to natural gas prices is about a one-cent change in earnings per share for every ten-cent change in the NYMEX reference price.

Staying Focused

We continue to focus our efforts exclusively on core business activities. We supply natural gas from the Appalachian region through Equitable Production. We deliver natural gas to customers in Pennsylvania, West Virginia and Kentucky through Equitable Utilities. We help customers improve the efficiency and reliability of their energy infrastructure through NORESCO. These are the businesses in which our confidence to make substantive operational and financial gains is rooted in our knowledge, experience and strong competitive position.

We continue to stress the importance of improving operating leverage in each of our businesses. **Each business must earn an appropriate return on total capital;** the return must exceed the cost of capital by a comfortable margin. We target a sustained 10 percent return on total capital for all our businesses and we wish each to be resilient enough during industry downturns to earn at least their cost of capital during those tough times.

Additionally, we target competitively superior, long-term earnings per share growth rates in the low double digits. Sustaining such a rate is imperative for a company like ours (rather small) in a consolidating and rapidly changing industry.

Reinvention as a Growth Engine

Our businesses are mature. We do not lament that fact. We embrace the challenge and the necessity to **reinvent** every aspect of the way our businesses run. This requires reinvention all the way from our customer interface, through our operating practices, and up to the way we manage risk and finance the business. For mature businesses like ours, we must do this in order to continue to extract value and position ourselves for successful growth.

Last year, I discussed several targeted "blocks" of new profit potential available from our **reinvention** efforts. With the benefit of one more year of clarity, we see the aggregate potential of these new "blocks" of earnings to be in the range of $1.60-$2.00 per share. These earnings drivers are targets, of course, but we feel the potential warrants our enthusiasm about superior earnings growth over the next few years.

"Our businesses are mature. We do not lament that fact. We **embrace the challenge** and the necessity to **reinvent** every aspect of the way our businesses run."

Here is our progress to date on these drivers:

Utility Business – Performance-Based Rates

During 2001, we received Pennsylvania Public Utility Commission approval for a performance-based rate (PBR) mechanism relating to gas transportation expenses. This new ruling has the intended impact of reducing costs to customers and increasing benefits to shareholders, since Equitable is able to more effectively manage the procurement of transportation services. Benefits to shareholders accrue only after a cost reduction to customers has been achieved.

Beyond this very important milestone, our forward plan for PBR contemplates a phased implementation. We hope to advance new incentive mechanisms for managing commodity cost, reducing operating expense, optimizing cost of capital and reducing gas line loss.

Production Segment – Getting Gas to Market Faster

We remain confident in the opportunity to extract gas faster and move it more efficiently to market from our Appalachian natural gas business. Excluding the manageable risks associated with price volatility, our "production" business is not comparable in risk profile to a traditional E&P business. We have previously emphasized the differences including: lack of exploratory risk, predictable production profile, long production life, and low required maintenance capital.

The operative business model for Appalachia is one of pipeline network optimization. For Equitable, this network consists of approximately 13,000 miles of pipe, some of which is vertically installed – the wells. The rest is horizontally installed – the gathering and pipeline system. Operational drivers for increasing value from this "pipeline" asset are: 1) assuring unimpeded flow from existing wells (the vertical pipes), 2) reducing back pressures on the wells, reducing gas loss and reducing down time in the system and 3) profitably placing more vertical pipe in the ground (new wells). In 2001, pilot projects and engineering have been completed on a number of fronts.

In 2002, we will expand pilots and implement key aspects of the plan. In 2003 and beyond, we are hopeful of seeing the acceleration of the financial impact of the effort.

NORESCO – Building Backlog in Larger Projects

Our record year-end backlog at NORESCO is an encouraging sign that we are progressing toward the goal of an incremental $0.25 per share earnings above 2001 levels from this business segment over the next few years. We are focusing on "larger but fewer" contracts in our core performance contracting and energy infrastructure markets. NORESCO targets government, institutional and moderately-sized industrial clients with power needs in the less than 50 MW range.

Remaining Disciplined

The last eighteen months have been tumultuous for the energy business. Equitable has withstood the strain of that period and grown. **We focus on providing superior returns to shareholders – both return on total capital and return on equity.** We have delivered superior earnings growth and can see tangible organic growth prospects. Our disciplined approach keeps us steady through market cycles.

Thank you for supporting us.

Murry S. Gerber
Chairman, President and Chief Executive Officer

re

renovating & inventing our industry

utilities

Equitable Utilities is comprised of three integrated businesses: a state-regulated natural gas distribution operation, a federally-regulated interstate storage and transmission business, and a nonregulated marketing business for natural gas and associated products. The segment provides natural gas services to 273,000 customers – of which approximately 255,000 are residential and 18,000 are commercial and industrial – located in southwestern Pennsylvania, West Virginia and Kentucky.

production

Equitable Production is the largest natural gas supplier in the Appalachian basin, with reserves in excess of 2.0 trillion cubic feet, including undeveloped reserves of 583 billion cubic feet. Equitable Production includes approximately 12,000 gross productive wells and 6,600 miles of gathering systems. The segment engages in producing, gathering and selling natural gas in the Appalachian basin, in addition to processing and selling natural gas liquids.

noresco

NORESCO provides integrated energy infrastructure and efficiency solutions – including design, financing, construction and operations – for customers across the United States, and operates power plants in selected countries. The unit has built on-site energy facilities that generate more than 300 megawatts of power, and has helped customers achieve energy savings of 31 billion kilowatt-hours of electricity and 71 trillion Btus of fuel – enough to provide more than one million homes with electricity for the next five years.

gize

Forget for a moment that we're an energy company. Walk through our halls without knowing what we do, and you'll see something remarkable – an energy generated by people at work. Can a century-old company look, act and think like an entrepreneurial enterprise? Look at the past four years. Look at our accomplishments and our performance. The answer is yes we can…and we're just getting started.

novating and inventing Equitable Resources is a full-time job. Over the past four years, we have challenged every employee – every one – to rethink his or her job, the way they interact with customers and each other and the way they do business.

That's no small task to ask of a 1,500-person workforce. But they've been up to the challenge, exploring both new and old technologies to introduce the major initiatives you see here, plus finding countless smaller ways of improving our business.

When you treat your workforce as your primary asset, it's remarkable how effectively they respond. It's remarkable to be a part of this team.

rethink

utilities

Technology; it's really about people

"What time will the technician be here to turn on my gas?"

"He's pulling up to the house right now."

Kim McGlory and the Mobile Data Team are revolutionizing how Equitable's workforce, including the technicians and repair and service personnel, conduct business. But it's how that dramatic change impacts consumers that promises to alter customer service forever.

Workers are now dispatched to their first call from home or a remote reporting location, rather than the office. Thousands of hours of commuting time will be saved yearly by that simple change alone. With GPS, dispatchers know exactly where a service vehicle is, meaning customers can schedule appointments in a narrower window, without waiting half a day for someone to show up. And if a customer calls ten minutes after a technician leaves, the customer service representative already knows the details of the service call, and is prepared to help. **It's technology at work, but it's all about satisfaction. The customers' – and Equitable's – with a job very well done.**

For customers, no risk equals reward

Conventional wisdom says that for utilities to make more money, consumers must pay more. Equitable Resources believes being profitable starts with partnering with consumers so that everyone wins.

Andy Murphy and his Performance-Based Rate-Making Team are proving it in a revolutionary way. Instead of traditional cost of service or regulatory rate-making, Equitable is working with the Pennsylvania Public Utilities Commission (PUC) to develop performance-based rates, which will enable Equitable Resources to profit from effective management and to pass savings along to customers. This new way of thinking causes Equitable Resources to shoulder more risk, with the opportunity for a greater return based on performance, while still providing savings to the customers.

Equitable Resources' new performance-based incentive works by guaranteeing customers $1.2 million in savings through lower upstream transportation costs. And if Equitable Resources can operate even more efficiently and reduce costs further, the company then shares in the savings from the cost reduction. **And that's a program where everyone wins.**

Technologies such as GPS and mobile data transmitters are changing how Equitable does business. Now a single screen can tell where every truck is, and a simple hand-held device delivers a wealth of customer data to a technician's hands.



EQUITABLE
GAS
A319
EQUITABLE
GAS

"Our Mobile Data program is truly a customer-impacting technology. When we have all the information at our fingertips, we can serve people so much better."

– **Kim McGlory**, Director of Integration



renew

We're in a mature industry, but you wouldn't know it by watching us. There are endless ways to renew our business, and we've set out to discover as many as possible. Our philosophy is that business improvement is not a one-time campaign. There is no finish line. Our quest, to rediscover the excitement of innovation which built this industry and changed our lives, involves exploring how old ideas can work in today's market. Some do, some don't. But that exploration will lead to innovation, efficiency and the improvement of Equitable Resources.

production

New thinking pays off big

Until Fil Scuillo's team set out to rethink the problems, well-tenders historically spent half of each day simply driving because physically visiting every well was the only way to determine that each was operating efficiently.

Now with the use of cellular and satellite technology to furnish actual real-time performance data, well-tenders can respond when **the well** indicates that a problem exists, enabling them to cover a much larger territory and focus their efforts where they are most needed. **At Equitable Resources, technology and people are redefining the future of the industry.**



Soon, "smart" wells and compressors will allow employees to concentrate on quality and productivity improvements. Computer-controlled linkages will allow for continuous contact with every asset in the field. That kind of real-time information will mean measurable gains in production.

Optimizing existing assets improves performance

Keeping tabs on 180 compressors is a difficult proposition. Compressors, some as large as a house, are programmed to draw out gas based on the specific operating conditions of the wells they serve. But wells are a challenging asset, in constant flux, while the compressors simply maintain a constant rate of pressure until they're adjusted during the next site check.

Now, imagine a day when the compressor can call the shots. Dick Smeltzer and his team already have. They're using new technologies to retrofit our largest compressors to give them comprehensive capabilities to report equipment operating conditions by the minute. This will allow Equitable Resources to adjust pressures and operating parameters remotely in real-time, thus maintaining maximum volume deliverability. **When people put their best effort forward, even the machines start talking.**

"We're creating a completely [illegible] of doing business. This is proven technology, it's just never been applied like this before."

– **Fil Sciullo**, Manager of Production, Engineering and Measurement



juvenate

We're in a race to build a better company. It's a big industry, and leadership provides the engine to grow and have others follow. Leading that race – and staying in front – requires rejuvenating the spirit of what we're about and what we hope to accomplish. That energy has led to new ways of thinking and a sustained energy to accomplish our goals. The ability to couple a century of experience with the ideas of a talented team…that's rejuvenation.

NORESCO

An EQUITABLE RESOURCES Company



Whether it's improving performance, solving problems or upgrading energy infrastructure, NORESCO is in the field, understanding challenges and putting decades of experience to work for customers across the country. The payoff for customers and NORESCO has been impressive.

"We use **ingenuity** and technology to help customers improve their bottom line through increased energy reliability and efficiency."

– **Wade Carleton**, Vice President, Construction and Engineering

Everything old is new again

Wade Carleton and his team at NORESCO are bringing new energy to an old facility.

The State of Rhode Island chose NORESCO for a major renovation and expansion of the aging, on-site energy plant at the Pastore Center, a sprawling 200-acre complex of medical buildings, state correctional facilities, administration buildings and state lottery headquarters.

To replace the critical, 50-year old infrastructure, NORESCO is designing and constructing a new $27.5 million combined heat and power facility. When the turbines begin to spin in the fourth quarter of 2002, this modern, automated and efficient power and steam plant will be capable of providing 10-megawatts of reliable power to the Pastore Center. **Decades of experience, the power of people and new technology are driving NORESCO's leadership in energy infrastructure.**

Doing battle against an energy crisis



In performance contracting, projects are paid for by the savings they generate. It's a simple proposition; it's about results. For the U.S. Navy Region Southwest, results come from Brian Neeley's team at NORESCO.

During the heat of the 2001 California energy crisis, the Navy partnered with NORESCO to implement sweeping energy efficiency and infrastructure improvements in California and Nevada, including one of the largest solar photovoltaic systems in the nation. NORESCO developed a plan to reduce summer peak demand, lower utility bills and implement green technologies.

By early fall of 2001, NORESCO had completed fast-track development of a $22.2 million plan to provide guaranteed annual cost savings of more than $2.2 million to the U.S. Navy, which will fund the project. NORESCO is the only energy services company to be awarded the Department of Energy's Super Energy Savings Performance Contracting contracts in all six national regions. **It's no surprise the U.S. Government looks to NORESCO.**

statements of consolidated income* equitable resources, inc. and subsidiaries

(Thousands, except per share amounts)

Years ended December 31,	2001	2000	1999	1998
Operating revenues	$1,764,491	$1,652,218	$1,042,013	$851,811
Cost of sales	1,196,883	1,075,267	586,663	450,115
Net operating revenues	567,608	576,951	455,350	401,696
Operating expenses:				
Operation and maintenance	80,607	103,020	74,424	74,859
Exploration	2,005	3,420	9,288	27,211
Production	32,495	42,450	25,854	29,568
Selling, general and administrative	124,743	116,050	102,307	114,846
Depreciation, depletion and amortization	73,230	97,777	100,722	85,170
Restructuring and impairment charges	—	—	—	81,840
Total operating expenses	313,080	362,717	312,595	413,494
Operating income (loss)	254,528	214,234	142,755	(11,798)
Equity in earnings of nonconsolidated investments	26,101	25,161	2,863	2,667
Gain on sale of Westport stock	—	6,561	—	—
Other loss	—	(6,951)	—	—
Earnings (loss) from continuing operations, before interest and taxes	280,629	239,005	145,618	(9,131)
Interest expense	41,098	75,661	37,132	40,302
Income (loss) before income taxes	239,531	163,344	108,486	(49,433)
Income taxes (benefits)	87,723	57,171	39,356	(22,381)
Net income (loss) from continuing operations before extraordinary loss	151,808	106,173	69,130	(27,052)
Loss from discontinued operations after taxes	—	—	—	(8,804)
Extraordinary loss after taxes – early extinguishment of debt	—	—	—	(8,263)
Net income (loss)	$ 151,808	$ 106,173	$ 69,130	$ (44,119)
Earnings (loss) per share of common stock:				
Basic:				
Continuing operations, before extraordinary loss	$ 2.36	$ 1.63	$ 1.02	$ (0.37)
Discontinued operations	—	—	—	(0.12)
Extraordinary loss – early extinguishment of debt	—	—	—	(0.11)
Net income (loss)	$ 2.36	$ 1.63	$ 1.02	$ (0.60)
Diluted:				
Continuing operations, before extraordinary loss	$ 2.30	$ 1.60	$ 1.01	$ (0.37)
Discontinued operations	—	—	—	(0.12)
Extraordinary loss – early extinguishment of debt	—	—	—	(0.11)
Net income (loss)	$ 2.30	$ 1.60	$ 1.01	$ (0.60)

** Certain previously reported amounts have been reclassified to conform to the 2001 presentation.*

statements of consolidated cash flows* equitable resources, inc. and subsidiaries

(Thousands)

Years ended December 31,	2001	2000	1999	1998
Cash flows from operating activities:				
Net income (loss) from continuing operations, before extraordinary items	$ 151,808	$ 106,173	$ 69,130	$ (27,052)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Provision for losses on accounts receivable	14,866	12,129	11,917	15,634
Depreciation, depletion and amortization	73,230	97,777	100,722	85,170
Dry hole expense	—	—	2,455	23,101
Amortization of construction contract costs	1,811	1,229	23,100	8,271
Recognition of monetized production revenue	(84,453)	(13,715)	(13,034)	(14,498)
Deferred income taxes (benefits)	62,340	54,519	14,635	(29,537)
Increase in undistributed earnings from nonconsolidated investments	(22,248)	(23,632)	(717)	(2,617)
Gain on sale of investment	—	(6,561)	—	—
Changes in other assets and liabilities:				
Accounts receivable and unbilled revenues	155,860	(183,654)	30,722	101,887
Inventory	(11,199)	(35,853)	(7,116)	3,413
Prepaid expenses and other	13,824	(27,858)	(9,090)	37,999
Accounts payable	(184,069)	199,843	(66,535)	(121,396)
Prepaid gas forward sale	—	209,294	—	—
Other – net	(41,901)	(28,538)	(1,871)	34,325
Total adjustments	(21,939)	254,980	85,188	141,752
Net cash provided by continuing operating activities	129,869	361,153	154,318	114,700
Net cash used in discontinued operations	—	—	—	(24,473)
Net cash provided by operating activities	129,869	361,153	154,318	90,227
Cash flows from investing activities:				
Capital expenditures on continuing operations	(132,679)	(123,727)	(101,991)	(158,714)
Capital expenditures on discontinued operations	—	—	—	(32,004)
Acquisition of Statoil production assets	—	(677,235)	—	—
Carnegie acquisition	—	—	(40,128)	—
Proceeds from Gulf asset merger	—	158,214	—	—
Proceeds from sale of interest in producing properties	—	382,942	—	—
Increase in equity in nonconsolidated investments	(314)	(181,757)	(22,719)	(14,393)
Proceeds from sale of equity in nonconsolidated investments	—	19,875	—	—
Proceeds from sale of receivables	1,130	56,553	18,360	8,859
Proceeds from sale of property	69,058	2,127	8,935	338,255
Restricted cash from oil-dominated field sale	(62,956)	—	—	—
Net cash (used in) provided by investing activities	(125,761)	(363,008)	(137,543)	142,003
Cash flows from financing activities:				
Dividends paid	(40,356)	(38,490)	(40,384)	(43,800)
Proceeds from issuance of common stock	—	—	—	2,496
Purchase of treasury stock	(61,203)	(29,483)	(101,574)	(41,737)
Proceeds from exercises under employee compensation plans	6,855	9,039	6,959	3,990
Proceeds from issuance of nonrecourse note for project financing	—	—	17,000	—
Loans against construction contracts	105,420	—	—	—
Purchase of debt due 2000 through 2026	—	—	—	(68,556)
Proceeds from preferred trust securities	—	—	—	125,000
Repayments and retirements of long-term debt	(10,405)	—	(74,972)	(10,800)
(Decrease) increase in short-term loans	(26,820)	94,781	91,783	(165,741)
Net cash (used in) provided by financing activities	(26,509)	35,847	(101,188)	(199,228)
Net (decrease) increase in cash and cash equivalents	(22,401)	33,992	(84,413)	33,002
Cash and cash equivalents at beginning of year	52,023	18,031	102,444	69,442
Cash and cash equivalents at end of year	$ 29,622	$ 52,023	$ 18,031	$ 102,444
Cash paid during the year for:				
Interest (net of amount capitalized)	$ 40,258	$ 81,023	$ 54,516	$ 46,973
Income taxes	$ 15,396	$ 11,711	$ 5,759	$ 15,568

** Certain previously reported amounts have been reclassified to conform to the 2001 presentation.*

condensed consolidated balance sheets* equitable resources, inc. and subsidiaries

(Thousands)

Years ended December 31,	2001	2000	1999	1998
Assets				
Current assets:				
Cash and cash equivalents	$ 29,622	$ 52,023	$ 18,031	$ 102,444
Restricted cash	62,956	—	—	—
Accounts receivable, net of accumulated provision for doubtful accounts	132,750	300,399	148,103	199,362
Unbilled revenues	77,080	80,157	46,686	41,616
Inventory	96,445	85,246	40,859	33,743
Derivative commodity instruments, at fair value	193,623	31,220	2,695	—
Prepaid expenses and other	20,868	34,691	70,464	74,277
Total current assets	613,344	583,736	326,838	451,442
Equity in nonconsolidated investments	253,214	230,651	40,873	17,437
Property, plant and equipment:				
Equitable Utilities	979,235	951,612	919,815	889,572
Equitable Production	1,333,702	1,248,605	1,107,345	1,041,269
NORESCO	24,407	26,204	25,368	25,922
Total property, plant and equipment	2,337,344	2,226,421	2,052,528	1,956,763
Less accumulated depreciation and depletion	923,067	806,992	831,097	762,320
Net property, plant and equipment	1,414,277	1,419,429	1,221,431	1,194,443
Other assets:				
Regulatory assets	80,225	62,755	63,382	65,983
Goodwill	57,364	60,635	64,382	68,128
Contract receivables	49,577	22,843	28,493	—
Other	50,746	44,865	44,175	63,423
Total other assets	237,912	191,098	200,432	197,534
Total	$2,518,747	$2,424,914	$1,789,574	$1,860,856
Liabilities and Common Stockholders' Equity				
Current liabilities:				
Current portion of long-term debt	$ —	$ 10,100	$ —	$ 74,136
Current portion of nonrecourse project financing	16,696	461	—	—
Short-term loans	275,447	302,267	207,486	115,703
Accounts payable	101,654	285,723	81,444	147,979
Prepaid gas forward sale	55,705	55,705	—	—
Derivative commodity instruments, at fair value	62,002	58,848	2,914	—
Other current liabilities	100,686	132,477	151,402	104,142
Total current liabilities	612,190	845,581	443,246	441,960
Long-term debt:				
Debentures and medium-term notes	271,250	271,250	281,350	281,350
Nonrecourse project financing	—	16,539	17,000	—
Total long-term debt	271,250	287,789	298,350	281,350
Deferred and other credits:				
Deferred income taxes	364,633	247,833	183,896	172,676
Deferred investment tax credits	14,336	15,411	16,614	17,695
Prepaid gas forward sale	97,296	153,589	—	—
Deferred revenue	6,560	30,232	45,735	70,441
Project financing obligations	109,209	—	—	—
Other credits	72,119	25,784	33,923	43,315
Total deferred and other credits	664,153	472,849	280,168	304,127
Preferred trust securities	125,000	125,000	125,000	125,000
Common stockholders' equity:				
Common stock, no par value, authorized 160,000 shares; shares issued 74,504	282,920	281,100	280,617	280,400
Treasury stock, shares at cost: 2001, 10,634; 2000, 9,426; 1999, 9,044; 1998, 2,792	(203,353)	(151,167)	(133,913)	(39,298)
Retained earnings	675,207	563,755	496,072	467,326
Accumulated other comprehensive income (loss)	91,380	7	34	(9)
Total common stockholders' equity	846,154	693,695	642,810	708,419
Total	$2,518,747	$2,424,914	$1,789,574	$1,860,856

**Certain previously reported amounts have been reclassified to conform to the 2001 presentation.*

three-year statistical summary – utilities equitable resources, inc. and subsidiaries

	Distribution			Pipeline			Marketing		
Years ended December 31,	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Operational data									
Residential sales and transportation volume (MMcf)	**24,753**	27,776	25,431						
Commercial and industrial volume (MMcf)	**24,500**	32,521	22,209						
Total throughput – pipeline (MMBtu)				**70,693**	81,692	76,727			
Total throughput – marketing (MMBtu)							**215,541**	240,922	188,133
Customers served – average									
Residential	**255,083**	255,718	247,506						
Commercial	**18,144**	18,188	17,956						
Industrial	**225**	236	224						
Total customers	**273,452**	274,142	265,686						
Capital expenditures (thousands)	**$ 32,373**	$ 22,070	$ 21,255	**$ 5,797**	$ 5,266	$ 22,212	**$ 358**	$ 1,100	$ 512
Segment assets (thousands)	**$615,708**	$623,996	$624,866	**$201,780**	$192,655	$213,697	**$ 119,659**	$ 299,309	$ 48,331
Annual heating degree days	**5,059**	5,596	5,485						
Annual heating degree days as % of normal	**84.77%**	93.77%	91.97%						
Financial data (thousands)									
Operating revenues*	**$390,765**	$358,666	$299,665	**$ 64,260**	$ 65,817	$ 73,273	**$1,086,848**	$1,009,554	$487,005
Purchased natural gas cost*	**236,141**	198,848	154,696	**2,181**	4,698	—	**1,072,809**	993,012	477,347
Net revenues	**$154,624**	$159,818	$144,969	**$ 62,079**	$ 61,119	$ 73,273	**$ 14,039**	$ 16,542	$ 9,658
Operating expenses	**84,276**	78,454	73,179	**33,249**	29,040	32,607	**7,832**	8,822	5,877
Depreciation, depletion and amortization	**18,175**	17,411	17,086	**7,872**	10,577	18,312	**357**	197	198
Total operating expenses	**$102,451**	$ 95,865	$ 90,265	**$ 41,121**	$ 39,617	$ 50,919	**$ 8,189**	$ 9,019	$ 6,075
Earnings before interest and taxes	**$ 52,173**	$ 63,953	$ 54,704	**$ 20,958**	$ 21,502	$ 22,354	**$ 5,850**	$ 7,523	$ 3,583

** Excludes intrasegment eliminations.*

three-year statistical summary – production equitable resources, inc. and subsidiaries

Years ended December 31,	2001	2000	1999
Operational data			
Production:			
Net equity sales, natural gas and equivalents (MMcfe)	**38,825**	66,356	30,844
Average (well-head) sales price ($/Mcfe)	**$ 3.67**	$ 3.06	$ 2.30
Monetized sales (MMcfe)	**22,845**	11,105	11,819
Average (well-head) sales price ($/Mcfe)	**$ 3.81**	$ 2.04	$ 1.85
Company usage (MMcfe)	**5,742**	6,568	3,232
Lease operating expense, excluding severance tax ($/Mcfe)	**$ 0.32**	$ 0.33	$ 0.33
Severance tax ($/Mcfe)	**$ 0.16**	$ 0.16	$ 0.09
Depletion ($/Mcfe)	**$ 0.38**	$ 0.49	$ 0.42
Production services:			
Gathered volumes (MMcfe)	**106,832**	92,440	49,396
Average gathering fee ($/Mcfe)	**$ 0.58**	$ 0.58	$ 0.59
Gathering and compression expense ($/Mcfe)	**$ 0.23**	$ 0.27	$ 0.33
Gathering and compression depreciation ($/Mcfe)	**$ 0.10**	$ 0.11	$ 0.15
Total operated volumes (MMcfe)	**93,167**	89,932	45,896
Volumes handled (MMcfe)	**119,874**	101,889	58,196
Selling, general and administrative ($/Mcfe handled)	**$ 0.02**	$ 0.23	$ 0.33
Capital expenditures (thousands)	**$ 93,862**	$ 84,661	$ 29,155
Financial data (thousands)			
Revenue from production	**$229,344**	$225,774	$ 92,680
Services:			
Revenue from gathering fees	**$ 61,475**	$ 53,268	$ 29,178
Other revenues	**11,459**	10,120	4,152
Total revenues	**$302,278**	$289,162	$126,010
Operating expenses:			
Gathering and compression expenses	**24,594**	25,237	16,424
Lease operating expense	**21,855**	27,893	15,009
Severance tax	**10,640**	13,103	3,977
Depreciation, depletion and amortization	**40,624**	57,175	29,141
Selling, general and administrative	**24,556**	23,470	19,034
Exploration and dry hole expense	**2,005**	2,896	1,891
Strike-related expenses	**—**	18,694	—
Total operating expenses	**$124,274**	$168,468	$ 85,476
Equity from nonconsolidated investments	**726**	167	—
Other loss	**—**	(6,951)	—
Earnings before interest and taxes, excluding Gulf operations	**$178,730**	$113,910	$ 40,534
Earnings before interest and taxes from Gulf operations	**$ —**	$ 6,426	$ 14,082
Earnings before interest and taxes from operations	**$178,730**	$120,336	$ 54,616

three-year statistical summary – NORESCO equitable resources, inc. and subsidiaries

Years ended December 31,	2001	2000	1999
Operational data			
Revenue backlog at December 31 (thousands)*	$128,264	$ 90,978	$ 70,999
Gross profit margin	22.0%	24.8%	21.5%
Selling, general and administrative as a % of revenue	14.7%	17.0%	11.7%
Development expense as a % of revenue	2.6%	3.3%	2.6%
Capital expenditures (thousands)	$ 289	$ 1,596	$ 6,041
Financial data (thousands)			
Energy service contracting revenues	$157,379	$134,620	$169,633
Energy service contract cost	122,790	101,266	133,088
Gross margin	$ 34,589	$ 33,354	$ 36,545
Operating expenses:			
Selling, general and administrative	23,112	22,873	19,889
Depreciation, depletion and amortization	5,952	5,304	6,078
Total operating expenses	$ 29,064	$ 28,177	$ 25,967
Operating income	5,525	5,177	10,578
Equity earnings in nonconsolidated investments	7,555	5,109	2,863
Earnings before interest and taxes	$ 13,080	$ 10,286	$ 13,441

** Beginning in 2000, NORESCO is presenting backlog on a revenue basis. Backlog for 1999 has been restated on a revenue basis.*

report of independent auditors equitable resources, inc. and subsidiaries

The Board of Directors and Shareholders

Equitable Resources, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Equitable Resources, Inc. and subsidiaries at December 31, 2001, 2000, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the four years in the period ended December 31, 2001 (not presented separately herein) and in our report dated February 5, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

Pittsburgh, Pennsylvania
February 5, 2002

directors and officers equitable resources, inc. and subsidiaries

Directors

Phyllis A. Domm, Ed.D. [1,2]
Vice President, Human Resources
Intermountain Health Care

Murry S. Gerber [4]
Chairman, President and
Chief Executive Officer
Equitable Resources, Inc.

E. Lawrence Keyes, Jr. [2]
Partner
The Fortune Group, LLC

Thomas A. McConomy [2,3]
Director, Retired Chairman
and Chief Executive Officer
Calgon Carbon Corporation

George L. Miles, Jr. [1,3]
President and
Chief Executive Officer
WQED Pittsburgh

Donald I. Moritz [3,4]
Retired Chairman and
Chief Executive Officer
Equitable Resources, Inc.

Malcolm M. Prine [1,3,4]
Chairman of the Board
Core Materials Corporation

James E. Rohr [2,4]
Chairman, President and
Chief Executive Officer
PNC Financial Services Group, Inc.

David S. Shapira [1,4]
Chairman and
Chief Executive Officer
Giant Eagle, Inc.

J. Michael Talbert [2,4]
Chief Executive Officer and Director
Transocean Sedco Forex Inc.

Board Committees

(1) Audit
(2) Compensation
(3) Corporate Governance
(4) Executive

Management Team

Equitable Resources, Inc.

Murry S. Gerber
Chairman, President and
Chief Executive Officer

David L. Porges
Executive Vice President and
Chief Financial Officer

James M. Funk
Senior Vice President and
President – Equitable Production Company

Johanna G. O'Loughlin
Senior Vice President, General Counsel
and Corporate Secretary

Gregory R. Spencer
Senior Vice President and
Chief Administrative Officer

Joseph E. O'Brien
Vice President and
President – NORESCO

Philip P. Conti
Vice President, Finance and Treasurer

Arthur G. Cantrell
Executive Vice President – Utilities Segment

Randall L. Crawford
Executive Vice President – Utilities Segment

John A. Bergonzi
Corporate Controller

Carl M. Rizzo
Chief Information Officer

Corporate Headquarters
One Oxford Centre, Suite 3300
301 Grant Street
Pittsburgh, PA 15219
(412) 553-5700

Internet Home Page
www.eqt.com

Corporate Information
Corporate news releases, Forms 10-K and 10-Q, the annual report and the other information about the Company are available through Equitable Resources' home page on the Internet.

Investor Relations
Security analysts and investment advisors are invited to contact:
Patrick J. Kane
Manager, Investor Relations
(412) 553-7833
pkane@eqt.com

Shareholder Services
Shareholders who need information on dividend payments, the latest closing stock price, reinvestment and direct deposit of dividends should contact:

Mellon Investor Services LLC
(800) 589-9026
Shareholder Services also can provide duplicate Form 1099s, assist with stock transfer and change of address.

Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660

or

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
Internet Home Page
www.melloninvestor.com

Trustees and Paying Agents
Preferred Trust Securities and Debentures:
Series A Notes
Series B Notes
Series C Notes
BT Services Tennessee, Inc.
A Member of the Deutsche Bank
648 Grassmore Park Road
Nashville, TN 37211
(800) 735-7777

7¾% Debentures due July 15, 2026
The Bank of New York
101 Barclay Street
New York, NY 10286
(212) 815-2576

Independent Auditors
Ernst & Young LLP
One Oxford Centre
301 Grant Street
Pittsburgh, PA 15219

Stock Exchange Listings
New York Stock Exchange, Inc.
Philadelphia Stock Exchange, Inc.
Ticker symbols:
Common – EQT
Preferred Trust – ERE
Newspaper Listing – *EquitRes or Eqt Res*

Quarterly Stock Information Per Share*

2001	High	Low	Dividend
First	$35.25	$27.69	$0.148
Second	40.50	31.80	0.160
Third	36.60	26.00	0.160
Fourth	34.69	29.15	0.160

2000	High	Low	Dividend
First	$23.00	$16.13	$0.148
Second	26.44	20.82	0.148
Third	31.72	23.41	0.148
Fourth	33.38	27.88	0.148

* *Adjusted to reflect the two-for-one stock split effective June 11, 2001.*

Dividend Reinvestment and Stock Purchase Plan
The Plan provides shareholders with a convenient method to acquire additional shares of Equitable Resources, Inc. common stock without paying brokerage fees and service charges in connection with purchases and offers the following:

- Optional cash payments from $25 to $5,000 monthly
- Deposit certificates in your Plan account for safekeeping
- Sell shares through the Plan

Nominal fees are payable by the plan participant in connection with deposit of certificates, issuance of certificates, termination of participation, and sale of shares. For further information, contact Shareholder Services.

Direct Deposit of Dividends
Shareholders may elect to have dividends deposited electronically to their checking or savings account at any financial institution that participates in the Automated Clearing House system. This service provides immediate access to your money and eliminates the possibility of mail delays or lost, stolen or destroyed dividend checks. Contact Shareholder Services for information.

Annual Meeting
The Annual Meeting of Shareholders will be held on May 16, 2002, at 10 a.m. in the Omni William Penn, 530 William Penn Place, Pittsburgh, Pennsylvania.

Design: BD&E, Inc., Pittsburgh, Pennsylvania

EQUITABLE
RESOURCES

Equitable Resources
One Oxford Centre
301 Grant Street, Suite 3300
Pittsburgh, PA 15219
www.eqt.com